Exhibit 99.1

Disclosure of Transactions in Own Shares

Paris, September 05, 2022 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 25, 2022 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from August 29 to September 02, 2022:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
29/08/22	609,373	53.913897	32,853,673.16	XPAR
29/08/22	206,695	53.896841	11,140,207.55	CEUX
29/08/22	48,529	53.893205	2,615,383.35	TQEX
29/08/22	62,922	53.887740	3,390,724.38	AQEU
30/08/22	614,697	53.436335	32,847,154.82	XPAR
30/08/22	207,325	53.473685	11,086,431.74	CEUX
30/08/22	49,313	53.464386	2,636,489.27	TQEX
30/08/22	64,140	53.475119	3,429,894.13	AQEU
31/08/22	654,012	51.027231	33,372,421.40	XPAR
31/08/22	205,254	51.050256	10,478,269.25	CEUX
31/08/22	47,505	51.048660	2,425,066.59	TQEX
31/08/22	72,948	51.053256	3,724,232.92	AQEU
01/09/22	635,245	50.211182	31,896,402.31	XPAR
01/09/22	206,734	50.223189	10,382,840.75	CEUX
01/09/22	65,208	50.215484	3,274,451.28	TQEX
01/09/22	88,538	50.218870	4,446,278.31	AQEU
02/09/22	640,840	51.335427	32,897,795.04	XPAR
02/09/22	196,920	51.336651	10,109,213.31	CEUX
02/09/22	66,993	51.321080	3,438,153.11	TQEX
02/09/22	69,230	51.347930	3,554,817.19	AQEU
Total	4,812,421	51.9489	249,999,899.86

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com